www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/11/18: UMC will attend investor conferences on 2025/11/24

Exhibit 99.1

UMC will attend investor conferences on 2025/11/24

1. Date of institutional investor conference: 2025/11/24

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Mandarin Oriental Taipei

4. Outline of institutional investor conference:

The Company will attend the “2025 Taiwan Corporate Day”, held by Citi.

5. Any other matters that need to be specified: None